UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release – JIADE LIMITED Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: August 2, 2024	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chief Executive Officer

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